UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SYSWIN Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

872058102

(CUSIP Number)

Liangsheng Chen

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan,

Chaoyang District, Beijing 100102

The People’s Republic of China

Telephone: (8610) 8497-8088

Copies to:

Kefei Li, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, Tower C, Beijing Yingtai Center

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86-10-6529-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.			872058102
1.	Names of Reporting Persons. Liangsheng Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 116,603,880 (See Item 5)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 116,603,880 (See Item 5)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,603,880 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.			872058102
1.	Names of Reporting Persons. Brilliant Strategy Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 116,603,880 (See Item 5)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 116,603,880 (See Item 5)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,603,880 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to the ordinary shares, par value US$0.0000008 per share (the “Ordinary Shares”) of SYSWIN Inc. (the “Company”).

Liangsheng Chen previously reported his beneficial ownership under Schedule 13G, filed on February 14, 2011.

Item 1. Security and Issuer.

This Schedule relates to the Ordinary Shares of the Company. The principal executive offices of the Company are located at 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, the People’s Republic of China (the “PRC”).

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing four Ordinary Shares, are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SYSW.”

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. The members of the group are:

1)             Liangsheng Chen, a PRC citizen and the Chief Executive Officer and President of the Company, with his business address at 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, PRC (“Mr. Chen”); and

2)             Brilliant Strategy Limited, a company established under the laws of the British Virgin Islands, with its registered office at Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its principal business in investment holding  (“Brilliant Strategy” and together with Mr. Chen, the “Reporting Persons”).

Mr. Chen is the sole shareholder, and serves as the sole director, of Brilliant Strategy, which is the record holder of the Ordinary Shares described in Item 5.

Neither of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration

Between March 19, 2012 and February 27, 2013, Brilliant Strategy purchased 981,327 ADSs in the open market (the “Purchased ADSs”) pursuant to the share purchase program described in Item 4. Brilliant Strategy acquired the Purchased ADSs for aggregate consideration (excluding commissions) of approximately $1.46 million in these open market transactions. Brilliant Strategy obtained the funds used to acquire the Purchased ADSs from capital contribution from Mr. Chen.

It is anticipated that, at the price per share of the Ordinary Shares and ADSs set forth in the Proposed Merger Agreement (as described in Item 4 below), approximately US$39.29 million will be expended in acquiring approximately 76,671,120 outstanding Ordinary Shares owned by shareholders of the Company other than the Reporting Persons (“Non-Founder Shares”).

It is anticipated that the funding for the acquisition of the Non-Founder Shares will be provided by a combination of cash from the resources of the Company, its subsidiaries and the Reporting Persons.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Share Purchase Program

On March 19, 2012, the Company’s board of directors approved the adoption by Mr. Chen, through Brilliant Strategy, of a share purchase program, under which Brilliant Strategy may purchase up to $2,000,000 of the Company’s ADSs over the course of 12 months. Mr. Chen adopted the share purchase program primarily to support the trading price of the Company’s ADSs after the Company received a notice from the NYSE on January 18, 2012 that the Company had fallen below the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days. After obtaining the approval of Company’s board of directors, Mr. Chen established a Rule 10b5-1 plan and appointed Morgan Stanley & Co. LLC (“Morgan Stanley”) as agent to purchase the Company’s ADSs pursuant to an American Depository Share Repurchase Agreement, dated March 19, 2012, between Brilliant Strategy and Morgan Stanley, which was amended on June 4, 2012 (as amended, the “Repurchase Agreement”). Pursuant to the Repurchase Agreement, Morgan Stanley shall purchase ADSs for Brilliant Strategy in the open market at a price below $2.03 per ADS (excluding commission of $0.03 per ADS) for a maximum aggregate purchase price of $2,000,000 (including commission and expenses) during the period from March 19, 2012 to March 19, 2013. As of February 26, 2013, Brilliant Strategy had purchased 3,925,308 Ordinary Shares represented by 981,327 ADSs under such share purchase program.

Proposed Merger Agreement

On September 7, 2012, Mr. Chen submitted a going-private proposal to the board of directors of the Company to acquire all of the outstanding Non-Founder Shares.

On December 24, 2012, the Company, Brilliant Strategy and Brilliant Acquisition Limited (“Brilliant Acquisition”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Brilliant Strategy, entered into an agreement and plan of merger (the “Proposed Merger Agreement”). Under the terms and subject to the conditions set forth in the Proposed Merger Agreement, Brilliant Acquisition will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”). The information disclosed in this paragraph is qualified in its entirety by reference to the Proposed Merger Agreement, a copy of which has been filed as Exhibit 2, and is incorporated herein by reference in its entirety.

The purpose of the transactions contemplated under the Proposed Merger Agreement, including the Merger, is to acquire all of the Non-Founder Shares. If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Reporting Persons, and as the result of the Merger, the Company’s ADSs will no longer be listed on the NYSE and the American depositary shares program for the ADSs will terminate.

If the Proposed Merger Agreement is approved by the requisite vote of the Company’s shareholders and the Merger is completed, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger, other than (a) the Ordinary Shares and ADSs beneficially owned by the Reporting Persons (the “Founder Shares”) and (b) the Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law (the “Dissenting Shares”), will be cancelled in exchange for the right to receive $0.5125 and each ADS, each representing four Ordinary Shares, will represent the right to receive $2.05 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. The Founder Shares will be cancelled for no consideration. At the effective time of the Merger, each ordinary share of Brilliant Acquisition issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share of the surviving company. Such ordinary share will be the only issued share capital of the surviving company at the effective time of the Merger. Each outstanding Dissenting Share will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Brilliant Strategy holds 116,603,880 Ordinary Shares, including 3,925,308 Ordinary Shares represented by 981,327 ADSs (the “Reported Shares”), representing approximately 60.3% of the outstanding Ordinary Shares. As of the date hereof, there are issued and outstanding 193,275,000 Ordinary Shares. As the sole shareholder of Brilliant Strategy, Mr. Chen beneficially owns the Reported Shares.

(b) Each of the Reporting Persons has the sole power to direct the vote and the disposition of the Reported Shares.

(c) In the past sixty days, the Reporting Persons acquired 198,535 ADSs, representing 794,140 Ordinary Shares, pursuant to the Repurchase Agreement. The descriptions on such transactions are set forth in Item 4 of this Schedule 13D and Schedule I hereto, which are incorporated herein by reference.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On December 24, 2012, the Company, Brilliant Strategy and Brilliant Acquisition entered into the Proposed Merger Agreement. The descriptions of the Proposed Merger Agreement in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference. The summaries of certain provisions of the Proposed Merger Agreement in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Proposed Merger Agreement. The Proposed Merger Agreement is filed herewith as Exhibits 2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated February 28, 2013, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2: Agreement and Plan of Merger dated as of December 24, 2012, by and among the Company, Brilliant Strategy Limited and Brilliant Acquisition Limited, previously submitted as Exhibit 99.2 to the Form 6-K furnished by the Company to the SEC on December 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

Liangsheng Chen

/s/Liangsheng Chen

Brilliant Strategy Limited

By:	/s/Liangsheng Chen
Name: Liangsheng Chen
Title: Director

SCHEDULE I

Set forth below is a summary of transactions of Ordinary Shares made pursuant to the Repurchase Agreement by Mr. Chen through Brilliant Strategy between December 30, 2012 and February 27, 2013, including the number of ADSs purchased, the average price per ADS purchased and the price or price range of the ADSs purchased on each day.

Transaction Date	Number of ADSs	Average Price per ADS(1)	Price or Price Range of ADSs
12/31/2012	7,143	$1.9593	$1.93 - $1.98
01/02/2013	7,143	$1.9351	$1.90 - $1.94
01/03/2013	5,500	$1.9348	$1.91 - $1.94
01/04/2013	7,143	$1.9247	$1.91 - $1.94
01/07/2013	4,500	$1.9547	$1.94 - $1.96
01/08/2013	8,180	$1.9621	$1.95 - $1.97
01/09/2013	3,200	$1.9638	$1.95 - $1.97
01/10/2013	8,180	$1.9600	$1.96
01/11/2013	8,180	$1.9700	$1.97
01/14/2013	8,090	$1.9700	$1.97
01/15/2013	8,090	$1.9700	$1.97
01/16/2013	8,090	$1.9700	$1.97
01/17/2013	8,090	$1.9907	$1.97 - $2.00
01/18/2013	7,687	$1.9981	$1.98 - $2.00
01/22/2013	7,952	$2.0000	$2.00
01/23/2013	7,952	$1.9963	$1.98 - $2.01
01/24/2013	7,952	$1.9957	$1.99 - $2.00
01/25/2013	7,952	$1.9995	$1.99 - $2.00
01/28/2013	5,592	$2.0070	$2.00 - $2.01
01/29/2013	5,592	$2.0000	$2.00
01/31/2013	1,700	$2.0000	$2.00
02/01/2013	5,592	$2.0000	$2.00
02/04/2013	3,985	$2.0000	$2.00
02/05/2013	3,985	$2.0000	$2.00
02/07/2013	800	$1.9700	$1.97
02/11/2013	150	$1.9900	$1.99
02/12/2013	3,014	$2.0010	$2.00 - $2.01
02/13/2013	1,100	$1.9782	$1.97 - $1.98
02/14/2013	1,800	$1.9739	$1.97 - $1.98
02/15/2013	3,014	$1.9916	$1.98 - $2.00
02/22/2013	6,697	$2.0039	$2.00 - $2.01
02/25/2013	6,700	$1.9772	$1.97 - $1.98
02/26/2013	6,500	$1.9940	$1.98 - $2.01
02/27/2013	11,290	$2.0005	$1.98 - $2.01

(1)   Represents weighted average purchase price. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.